SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Scully Royalty Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G7T96K107

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G7T96K107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,740,789
	6	SHARED VOTING POWER 101,298
	7	SOLE DISPOSITIVE POWER 1,740,789
	8	SHARED DISPOSITIVE POWER 101,298

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,087 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)
12	TYPE OF REPORTING PERSON
OO**

**	See Item 4.

(1)	The percentage reported in this Schedule 13G/A is based upon 13,684,622 shares of Scully Royalty Ltd. (the “Issuer”) common stock outstanding as of June 30, 2021 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 29, 2021).

Page 3 of 5 Pages

Explanatory Note:

This Schedule 13G/A is filed by Mr. Neil S. Subin, with respect to shares of common stock of the Issuer (“Shares”) held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”) and does not include certain Shares reported separately by Alimco Financial Corporation (“Alimco”). Certain of the Miller Entities hold approximately 94% of the outstanding shares of common stock of Alimco. Mr. Subin and Alimco respectively disclaim (i) the existence of, and membership in, a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 1(a).	Name of Issuer

Scully Royalty Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2(a).	Name of Person(s) Filing

Neil S. Subin

Item 2(b).	Address of Principal Business Office or, if none, Residence

2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996.

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common stock

Item 2(e).	CUSIP Number

G7T96K107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

Mr. Subin is the President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts. The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for Mr. Subin and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Persons other than Mr. Subin have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Explanatory Note

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

/s/ Neil S. Subin
Neil S. Subin